Exhibit 77(i)

Terms of new or amended securities

At the March 19, 2009 meeting, the Board of Directors of ING Series Fund, Inc. approved an arrangement whereby ING Funds Distributor, LLC and ING Investments, LLC have contractually agreed to waive a portion of their distribution and/ or shareholder servicing fees and advisory fees, as applicable, and to reimburse certain expenses of Brokerage Cash Reserves and ING Money Market Fund to the extent necessary to assist the Funds in maintaining a yield of not less than zero. Management fees waived and expenses reimbursed are subject to possible recoupment by ING Investments, LLC within three years. In no event will the amount of the recoupment on any day exceed 20% of the yield (net of all expenses) of a Fund on that day. Distribution and servicing fees waived are not subject to recoupment. This waiver is effective as of January 11, 2009 for Brokerage Cash Reserves and December 15, 2008 for ING Money Market Fund, respectively. The waiver agreement will continue through August 1, 2010.